Matav – Cable System Media Ltd.
42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134, Israel
Tel: +972-9-8602221, Fax: +972-9-8602282

January 12, 2006

Via EDGAR & FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Matav - Cable System Media Ltd. Form 20-F for Fiscal Year Ended December 31, 2004 Filed June 30, 2005 File No. 0-28556

Dear Mr. Spirgel:

        Matav – Cable System Media Ltd. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 22, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Commission on June 30, 2005 (File No. 0-28556) (the “Annual Report”) and further to the Company’s supplemental response letter to the Commission, dated November 24, 2005 (the “Prior Response Letter”).

        Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

Note 2: Significant Accounting Policies, page F-26

f. Investments in limited partnerships, page F-30

1.         We note your response to comment 3. Please revise your disclosure to more clearly explain your accounting policy for your film producing partnerships as you have in your response to us.

The Company’s Response

        The Company undertakes to revise its disclosure in future filings to more clearly explain its accounting policy for its film producing partnerships.

        The Company is, however, of the opinion that the investment in these limited partnerships producing films, through Hot Vision Ltd., a proportionately consolidated investee for Israeli GAAP purposes and an equity method investee for US GAAP purposes, is not material to the Company’s financial statements because, among other things, the amount of the investment in the limited partnerships as of December 31, 2004 was approximately NIS 1.7 million, which represents approximately 0.15% of the total consolidated assets of the Company as of that date. Accordingly, the Company is of the opinion that revising its disclosure contained in its consolidated financial statements for the year ended December 31, 2004 included in the Annual Report (the “Financials”) in regard to such investments is unnecessary.

Note 5: Investments in subsidiaries affiliates and other company, page F-36

2.        We note your response to comment 5. As requested in our prior comment, in order to provide more meaningful disclosure of your financial exposure associated with your investments, please include in your filing consolidated disclosures similar to the information provided in your response.

The Company’s Response

        The information (including the table) provided in the Prior Response Letter in response to prior comment no. 5 was based on, and refers to, information already provided in the notes the Financials. However, in response to the Staff’s comment, the Company undertakes to clarify its disclosure in future filings in regard to its financial exposure associated with its investments in Hot Vision and Hot Telecom L.P., such as by including consolidated disclosures similar to the information provided in the Prior Response Letter.

Note 26: Effect on the financial statements of material differences between Israeli and United States generally accepted accounting principles, page F-97

3.	We note your response to comment 9. There does not appear to be discussion of your adjustments in any of your Forms 20-F for the years ended December 31, 2004, 2003 or 2002. Please provide detailed disclosure of the errors affecting your deferred revenue liability in your financial statements. Your disclosure should include a discussion of how and when the errors were discovered, how you determined the appropriate periods to record the adjustments, and what financial statement line items were affected. Refer to paragraphs 36-38 of APB 20 for additional guidance.

Additionally, it is unclear whether revenue as it relates to the amortization of your deferred revenue liability was also misstated. Please advise us and clarify in your revised disclosures.

The Company’s Response

        As described in the Prior Response Letter, the Company would like to observe that the error in question resulted in an overstatement of the Company’s revenues under both Israeli and US GAAP in the periods prior to fiscal year 2002 and was due to the lack of appropriate support system to monitor the deferred revenue liability account. Also, as a result of the aforementioned, the Company is unable to determine the amount of the error applicable to any individual year; however, such amount is not believed to be material to any individual year.

        With respect to the correction in 2002 and 2003 of prior periods’ errors, the Company has considered the guidance in paragraphs 36-38 of APB 20, and in particular the guidance in paragraph 38 which states, in part, that “if a change or correction has a material effect on income before extraordinary items or on net income of the current period before the effect of the change, the treatment and disclosures described in this opinion should be followed.”

        In the financial statements prepared under US GAAP, the revenue in 2002 and 2003 included adjustments relating to prior periods in the amount of approximately NIS 5 million (approximately $1.2 million) and NIS 4 million (approximately $0.9 million), respectively, with respect to the amortization of the deferred revenue liability. These amounts are not material to the Company’s financial statements both from a quantitative and qualitative standpoint. In reaching this conclusion, the Company considered several factors, including the following:

Financial measures and percentages:

	For the year ended December 31, 2002	For the year ended December 31, 2003

Total Adjustment (NIS in millions)	5.0	4.0

The Adjustment as percentage of total revenues	1.1%	0.7%

The Adjustment as percentage of pre tax loss
(profit), as reported	(4.1)%	37.1%

The Adjustment as percentage of pre tax loss
(excluding the non-recurring gain on sale of
Partner shares)	3.3%	3.7%

Qualitative Factors as observed by the Company, in accordance with SAB 99 guidance:

—	Such adjustments did not and do not present any influence on the trend of operating revenues by the Company;

—	No change in net income's trend occurred due to those misstatements;

—	Those misstatements did not hide a failure to meet analysts' expectations;

—	Those misstatements do not affect cash flows; and

—	Those misstatements are not expected to recur since the Company has already computerized the amortization process of the deferred revenue liability.

        In light of the foregoing, the Company believed that the full disclosure under APB 20 need not be provided. However, in response to the Staff’s comment, the Company proposes to add a note in its consolidated financial statements for the year ended December 31, 2005, with additional disclosure, to be substantially as follows:

        Under Israeli GAAP, adjustments to amortization of deposits for converters in the amount of approximately NIS 4 million and approximately NIS 5 million in 2003 and 2002, respectively, were included as other expenses. In reconciling to U.S. GAAP, these adjustments were reclassified and deducted from revenues.

        These adjustments were made to correct a cumulative misstatement that occurred due to a technical error related to the process of computing the amortization in the years that preceded 2002. The Company recorded its estimated adjustment of NIS 5 million in 2002, the year in which the misstatement was first discovered, and, after obtaining additional comprehensive information, which was received upon the completion of computerizing the said process, an additional adjustment of NIS 4 million was recorded in 2003. The Company considered the guidance in APB 20 and SAB 99 in each period and concluded that the adjustments were not material to warrant further disclosure.

        Please do not hesitate to contact me at 972 (9) 860-2221 or Ido Zemach, Adv., of Goldfarb, Levy, Eran & Co., our Israeli outside counsel, at 972 (3) 608-9989 with any questions or comments you may have.

Very truly yours, /s/ Tal Peres —————————————— Tal Peres, CFO Matav - Cable System Media Ltd.

cc: Ido Zemach, Adv., Goldfarb, Levy, Eran & Co.

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